MIRANDA GOLD CORP.
Suite 306 – 1140 Homer Street
Vancouver, B.C.
V6B 2X6

August 18, 2005	TSX Venture Exchange Symbol: MAD
Frankfurt and Berlin Stock Exchange Symbol: MRG
NASD OTC Bulletin Board Exchange Symbol: MRDDF
Tel: (604) 689-1659
Fax: (604) 689-1722
Email: mad@senategroup.com
Website: www.mirandagold.com

Formal Joint Venture Agreement Signed With Agnico-Eagle

Miranda Gold Corp. (“Miranda”) and Agnico-Eagle (USA) have finalized and signed an “Exploration Option for Joint Venture and Operating Agreement” on Miranda’s CONO and BPV properties. These agreements replace the Letter of Intent between Miranda and Agnico-Eagle (USA).

Agnico-Eagle (USA) recently completed a 527-station gravity survey on these two pediment-covered properties and interpretation of this data is on-going. Gravity data typically yields information about the thickness of gravel cover, possible alteration in bedrock, and the size and orientation of structural features in the bedrock. Placer Dome has described gravity as the best geophysical tool for exploring gravel-covered targets and that a gravity survey was instrumental in the discovery of the Cortez Hills deposit.

The CONO and BPV properties lie in the center of the Cortez Trend, approximately two miles south of the Cortez Joint Venture’s (Placer Dome and Kennecott) ET Blue project and approximately one-half mile north of US Gold’s Tonkin Springs property. Structural trends important to the ET Blue mineralization may project onto the Miranda properties. Agnico-Eagle (USA) intends to drill the CONO and BPV properties latter this year or early in 2006.

Parties interested in reviewing all of Miranda’s property holdings in the Cortez Trend and their relationships to active mines and competitor holdings are referred to the updated land map at our website www.mirandagold.com. This map was published by Intierra Ltd.

Miranda Gold Corp. is a gold exploration company active in Nevada and whose emphasis is on generating gold exploration projects within the Battle Mountain-Eureka and Cortez Trends. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing partnerships with Newcrest Resources Inc., Newmont Mining Company, Placer Dome U.S. Inc., Agnico-Eagle (USA) Limited, Barrick Gold Corporation and Golden Aria Corp.

For more information visit the Company’s web site at www.mirandagold.com.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham
President and CEO

The TSX Venture Exchange neither agrees nor disagrees with the information contained herein.

This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.